News Announcement                                                                            For Immediate Release

NEXSTAR BROADCASTING FIRST QUARTER NET
REVENUE RISES 34.2% TO A RECORD $112.2 MILLION

- Net Revenue Growth Drives 1Q Operating Income of $17.8 Million,
Adjusted EBITDA of $33.1 Million, and Free Cash Flow of $10.2 Million -

Irving, TX – May 8, 2013 – Nexstar Broadcasting Group, Inc. (NASDAQ: NXST) (“Nexstar”) today reported financial results for the first quarter ended March 31, 2013 as summarized below:

Summary 2013 First Quarter Highlights

($ in thousands)	Three Months Ended March 31,
	2013	2012	Change
Local Revenues	$59,934	$45,433	+31.9%
National Revenues	$23,375	$17,406	+34.3%
Local and National Core Revenue	$83,309	$62,839	+32.6%

Political Revenues	$762	$2,794	(72.7)%
e-Media Revenue	$6,500	$4,133	+57.3%
Retransmission Fee Revenue	$23,796	$14,496	+64.2%
Management Fee Revenue	$0	$1,961	(100.0)%
Network Comp, Other	$1,125	$792	+42.1%
Trade and Barter Revenue	$7,418	$4,988	+48.7%
Gross Revenue	$122,910	$92,003	+33.6%
Less Agency Commissions	$10,705	$8,361	+28.0%
Net Revenue	$112,205	$83,642	+34.2%

Gross Revenue Excluding Political Revenue	$122,148	$89,209	+36.9%

Income from Operations	$17,818	$17,505	+1.8%

Broadcast Cash Flow(1)	$39,797	$34,050	+16.9%
Broadcast Cash Flow Margin(2)	35.5%	40.7%

Adjusted EBITDA(1)	$33,064	$28,636	+15.5%
Adjusted EBITDA Margin(2)	29.5%	34.2%

Free Cash Flow(1)	$10,180	$12,685	(19.7)%

(1)	Definitions and disclosures regarding non-GAAP financial information are included on page 4, while reconciliations are included on page 7.
(2)	Broadcast cash flow margin is broadcast cash flow as a percentage of net revenue. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenue.

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Nexstar Broadcasting Group Q1 2013 Results, 5/8/13	page 2

CEO Comment
Perry A. Sook, Chairman, President and Chief Executive Officer of Nexstar Broadcasting Group, Inc., commented, “Nexstar’s strong operating and financial momentum continues in 2013 as reflected by our record first quarter net revenue, BCF and EBITDA and record ‘odd year’ free cash flow.  Industry revenue improved each month during the first quarter and this trend continues for Nexstar in the second quarter to date.  As such, we are well positioned to grow all of our non-political revenue sources throughout 2013.

“During the first quarter, the benefit of recently completed accretive acquisitions and the successful execution of our strategies to leverage the content chain and diversify our revenue sources more than offset the $2 million year-over-year decline in political advertising and the final payment from a prior management agreement. Station revenue, excluding political advertising and management fee revenue, grew 40.0% reflecting significant double digit growth in core television ad revenue, retransmission consent revenues, and our 25th consecutive quarter of e-Media revenue increases. Total first quarter retransmission fee and e-Media revenue rose 62.7% to $30.3 million, and these higher margin revenue streams accounted for 27% of 2013 first quarter net revenue, their highest contribution to our quarterly revenue mix since these revenue streams were established.

“With a focus on generating free cash flow, we remain disciplined in managing costs and in addressing our capital structure, leverage and cost of capital.  However, recent capital market and station group acquisition activity drove one-time increases in legal, accounting, professional and other expenses which totaled approximately $1.3 million in the quarter with approximately 75% of this amount in corporate expense and the remainder in station operating expense thus impacting BCF, adjusted EBITDA and free cash flow.  Nevertheless, first quarter 2013 BCF and adjusted EBITDA grew 16.9% and 15.5%, respectively.  In addition, first quarter 2013 free cash flow grew 180% over the first quarter of 2011, the previous non-political period, clearly highlighting the value being derived from our platform building and revenue diversification strategies, while combined free cash flow for the 2012/2013 first quarters rose 83.2% to $22.9 million from the $12.5 million generated for the first quarters of 2010/2011.

“Reflecting our mid-sized market expertise and focus on free cash flow growth, last month Nexstar and Mission Broadcasting, Inc. (“Mission”) entered into a definitive agreement to acquire the stock of the owners of nineteen television stations and seven associated digital sub-channels in ten markets for $270 million in a transaction that is expected to be immediately accretive upon closing.  When completed later this year, these stations will add seven more duopolies to our operating base and overall, the transaction will expand our geographic diversity and scale to 91 stations in 48 markets of which 33 are duopoly markets.  Financially, the acquired stations will also leverage our overhead and infrastructure and are highly attractive on an economic basis as we have identified $12.5 million in projected synergies.  This transaction is expected to generate over $50 million in annual incremental broadcast cash flow and is expected to provide free cash flow accretion in the first year approximately 20% higher than the run rate of the Company’s station portfolio prior to the announcement of the transaction.  This free cash flow accretion is on top of the significant free cash flow accretion related to our acquisition of 18 television stations from Newport Television and others which were completed in the fourth quarter of 2012 and first quarter of 2013.

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Nexstar Broadcasting Group Q1 2013 Results, 5/8/13	page 3

“Importantly, our ongoing operating successes and accretive station transactions has positioned Nexstar with the financial flexibility to return capital to shareholders while maintaining a favorable leverage profile, which, pro-forma for the completion of all announced transactions is expected to result in a total leverage ratio of approximately 3.5 times at year-end 2014.”

Secondary Offering of Common Stock by Selling Stockholders
During the first quarter of 2013, selling stockholders, funds affiliated with ABRY Partners, LLC, completed the sale of 3.45 million shares of the Company’s Class A common stock which followed their fourth quarter 2012 sale of 9.2 million shares of the Company’s Class A common stock.  During the second quarter of 2013, selling stockholders, funds affiliated with ABRY Partners, LLC, completed the sale of 3.8 million shares of the Company’s Class A common stock and Nexstar concurrently repurchased 365,384 shares.  Reflecting the repurchase activity, Nexstar’s outstanding Class A common stock will be reduced to 29.4 million shares. The Company did not sell any shares in the offerings and did not receive any proceeds from the offerings. As a result of the secondary offerings, ABRY Partners has no remaining shareholdings in Nexstar.

On April 26 the Board of Directors declared Nexstar’s second quarterly cash dividend of $0.12 per share of its Class A and Class B common stock which will be paid on May 31, to shareholders of record on May 17.

Mr. Sook concluded, “With continued operating momentum, the expansion of our platform through accretive acquisitions and reduced weighted average cost of debt, Nexstar will generate record revenue and free cash flow in 2013, even without the benefit of the record levels of political revenues we generated in 2012. The annual capital allocated to dividend payments at this time of approximately $14.2 million relative to the total free cash flow that Nexstar now generates, provides us with ample liquidity to complete the recent share repurchase agreement from cash on hand, reduce leverage, evaluate additional accretive station acquisitions, and pursue other initiatives to enhance long-term shareholder value.”

The consolidated total debt of Nexstar, its wholly owned subsidiaries, and Mission (collectively, the “Company”) at March 31, 2013, was $928.0 million and senior secured debt was $678.0 million.  The Company’s total net leverage ratio at March 31, 2013 was 4.24x compared to a total permitted leverage covenant of 7.25x.  The Company’s first lien net indebtedness ratio at March 31, 2013 was 1.57x compared to the covenant maximum of 3.5x.

The table below summarizes the Company’s debt obligations:

($ in millions)	3/31/13	12/31/12
First Lien Revolvers	$10.0	$-
First Lien Term Loans	$348.3	$288.2
8.875% Senior Second Lien Notes due 2017	$319.7	$319.4
6.875% Senior Notes due 2020	$250.0	$250.0
Total Debt	$928.0	$857.6

Cash on hand	$22.6	$69.0

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Nexstar Broadcasting Group Q1 2013 Results, 5/8/13	page 4

First Quarter Conference Call
Nexstar will host a conference call at 10:00 a.m. ET today.  Senior management will discuss the financial results and host a question and answer session.  The dial in number for the audio conference call is 719/325-2402, conference ID 5006528 (domestic and international callers).  In addition, a live audio webcast of the call will be accessible to the public on Nexstar’s web site, www.nexstar.tv and a recording of the webcast will be archived on the site for 90 days following the live event.

Definitions and Disclosures Regarding non-GAAP Financial Information
Broadcast cash flow is calculated as income from operations, plus corporate expenses, depreciation, amortization of intangible assets and broadcast rights (excluding barter) and loss (gain) on asset disposal, net, minus broadcast rights payments.

Adjusted EBITDA is calculated as broadcast cash flow less corporate expenses.

Free cash flow is calculated as income from operations plus depreciation, amortization of intangible assets and broadcast rights (excluding barter), loss (gain) on asset disposal, net, and non-cash stock option expense, less payments for broadcast rights, cash interest expense, capital expenditures and net cash income taxes.

Broadcast cash flow, adjusted EBITDA and free cash flow results are non-GAAP financial measures.  Nexstar believes the presentation of these non-GAAP measures are useful to investors because they are used by lenders to measure the Company’s ability to service debt; by industry analysts to determine the market value of stations and their operating performance; by management to identify the cash available to service debt, make strategic acquisitions and investments, maintain capital assets and fund ongoing operations and working capital needs; and, because they reflect the most up-to-date operating results of the stations inclusive of pending acquisitions, TBAs or LMAs.  Management believes they also provide an additional basis from which investors can establish forecasts and valuations for the Company’s business.

For a reconciliation of these non-GAAP financial measurements to the GAAP financial results cited in this news announcement, please see the supplemental tables at the end of this release.

About Nexstar Broadcasting Group, Inc.
Nexstar Broadcasting Group is a leading diversified media company that leverages localism to bring new services and value to consumers and advertisers through its traditional media, e-MEDIA, digital and mobile media platforms. Nexstar owns, operates, programs or provides sales and other services to 72 television stations and 17 related digital multicast signals reaching 41 markets or approximately 12.1% of all U.S. television households. Nexstar’s portfolio includes affiliates of NBC, CBS, ABC, FOX, MyNetworkTV, The CW, Telemundo, Me-TV, LATV, and Bounce TV, the nation’s first over-the-air broadcast television network programmed for African-American audiences and one independent station. Nexstar’s 43 community portal websites offer additional hyper-local content and verticals for consumers and advertisers, allowing audiences to choose where, when and how they access content while creating new revenue opportunities.

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Nexstar Broadcasting Group Q1 2013 Results, 5/8/13	page 5

Assuming completion of all announced transactions, Nexstar will own, operate, program or provide sales and other services to 91 stations and 20 related digital multicast signals in 48 markets reaching approximately 13.9% of all U.S. television households.

Forward-Looking Statements
This news release includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words "guidance," "believes," "expects," "anticipates," "could," or similar expressions.  For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  The forward-looking statements contained in this news release, concerning, among other things, changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of acquired television stations (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by the Company, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.  Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this news release might not occur.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release.  For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.

Contact:

Thomas E. Carter	Joseph Jaffoni, Jennifer Neuman
Chief Financial Officer	JCIR
Nexstar Broadcasting Group, Inc.	212/835-8500 or nxst@jcir.com
972/373-8800

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Nexstar Broadcasting Group Q1 2013 Results, 5/8/13	page 6

Nexstar Broadcasting Group, Inc.
Condensed Consolidated Statements of Operations - UNAUDITED
(in thousands, except per share amounts)

	Three Months Ended March 31,
	2013	2012

Net revenue	$112,205	$83,642

Operating expenses (income):
Station direct operating expenses, net of trade, depreciation and amortization	32,591	20,570
Selling, general, and administrative expenses net of depreciation and amortization	28,760	21,714
Loss (gain) on asset disposal, net	7	(19)
Trade and barter expense	7,357	4,995
Corporate expenses	6,733	5,414
Amortization of broadcast rights, excluding barter	2,969	2,111
Amortization of intangible assets	7,990	5,604
Depreciation	7,980	5,748
Total operating expenses	94,387	66,137
Income from operations	17,818	17,505

Interest expense, net	(16,549)	(12,909)

Other expense	(84)	-
Income before income taxes	1,185	4,596
Income tax expense	(480)	(1,580)

Net income	705	3,016

Basic net income per share	0.02	0.10
Basic weighted average number of shares outstanding	29,461	28,807

Diluted net income per share	0.02	0.10
Diluted weighted average number of shares outstanding	31,054	30,639

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Nexstar Broadcasting Group Q1 2013 Results, 5/8/13	page 7

Nexstar Broadcasting Group, Inc.
Reconciliation of Broadcast Cash Flow and Adjusted EBITDA (Non-GAAP Measures)
UNAUDITED
 (in thousands)

	Three Months Ended March 31,
Broadcast Cash Flow and Adjusted EBITDA:	2013	2012

Income from operations:	$17,818	$17,505
Add:
Depreciation	7,980	5,748
Amortization of intangible assets	7,990	5,604
Amortization of broadcast rights, excluding barter	2,969	2,111
Loss (gain) on asset disposal, net	7	(19)
Corporate expenses	6,733	5,414

Less:
Payments for broadcast rights	3,700	2,313

Broadcast cash flow	39,797	34,050

Less:
Corporate expenses	6,733	5,414

Adjusted EBITDA	$33,064	$28,636

Nexstar Broadcasting Group, Inc.
Reconciliation of Free Cash Flow (Non-GAAP Measure)
UNAUDITED
(in thousands)

	Three Months Ended March 31,
Free Cash Flow:	2013	2012

Income from operations:	$17,818	$17,505

Add:
Depreciation	7,980	5,748
Amortization of intangible assets	7,990	5,604
Amortization of broadcast rights, excluding barter	2,969	2,111
Loss (gain) on asset disposal, net	7	(19)
Non-cash stock option expense	495	217

Less:
Payments for broadcast rights	3,700	2,313
Cash interest expense	15,698	12,082
Capital expenditures	6,780	4,043
Cash income taxes, net of refunds	901	43

Free cash flow	$10,180	$12,685

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